Exhibit 99.1

SIS LIVE PARTNERS WITH RRSAT FOR GLOBAL BROADCASTING
OF LIVE SPORTS EVENTS

RRsat provides SIS LIVE, one of the world’s largest television broadcasters, with solutions for live sports event broadcasts to and from the Asian market

Airport City Business Park, Israel – March 5, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industries, announced today that it has entered into an agreement with SIS LIVE to provide international sports distribution solutions for the Asian market, including uplink and downlink services, satellite-to-satellite turnaround and fiber-to-satellite transmissions as well as other services. SIS LIVE, a world leader in the broadcast industry, owns and operates a wide portfolio of services including the largest fleet of outside broadcast and uplink vehicles in Europe.

RRsat was chosen by SIS LIVE as its partner for providing services for the European Tour Productions golf coverage. RRsat will provide SIS LIVE solutions for distributing live golf events to and from Asia.

This engagement with SIS LIVE establishes a longstanding mutual cooperation which includes a custom fiber link created by RRsat and SIS LIVE to allow the latter to transfer content directly from its UK teleport to the RRsat Emek Ha'Ela teleport for uplink and distribution to premium cable headends in the Asian market.  SIS LIVE is also RRsat’s preferred supplier for European teleport and turnaround services to RRsat's extensive customer base.

“We are pleased to extend our close and successful working relationship with RRsat by utilizing their excellent solutions to ensure high quality live broadcasts of international golf coverage to viewers across Asia,” said David Meynell, Managing Director of SIS LIVE. “RRsat complements SIS LIVE’s extensive offerings by providing value-added services and robust access to a global satellite and fiber network. This partnership will enable us to provide enhanced services to our customers.”

“RRsat is proud to partner with SIS LIVE, one of the world’s leading companies in the television broadcasting industry .Together, we work to simplify event coverage and delivery from any site to any destination at highest broadcast quality via our downlink, turnaround and uplink services, as well as via the RRsat fiber network,” said Avi Cohen, CEO, RRsat Global Communications Network. “In addition, RRsat is glad to partner with a high profile and well-respected broadcasting company for Europe and the Americas. We look forward to supporting SIS LIVE’s ongoing success by continuing to provide them with cutting edge global distribution solutions.”

About SIS LIVE
SIS LIVE is one of the world’s leading companies in the television broadcasting industry. It is the foremost supplier of television programming and data services to the UK and Ireland betting industry. The company’s broadcast business, SIS LIVE, has the largest satellite uplink fleet in Europe and is the largest outside broadcast provider in the UK. It offers a complete broadcasting solution including onsite outside broadcast facilities, global distribution, satellite internet and IP provision, special camera systems, wireless camera solutions and broadcast systems integration. SIS LIVE designs, develops and manufactures an award-winning range of satellite and broadcast products. The company covers 100,000 hours of live events worldwide each year and credits include the America’s Cup, Formula One, London 2012 Olympics and Paralympics, Wimbledon Championships, Glastonbury Festival and European Tour Golf, and delivers approximately 80% of live news feeds across the UK.
Visit the company's website www.sislive.tv

For more information Please contact: Donna Palumbo, Marketing Manager, dpalumbo@sislive.tv, Tel: +44 (0)1908 865554

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital  content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide.  RRsat also offers contribution services for sports, news and events. In addition, more than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Information in this press release concerning SIS LIVE is based on information provided by SIS LIVE and has not been independently verified by RRsat.

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Hayden, Brett Maas Tel: +1 646 5367331 Brett@haydenir.com